UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Aegean Marine Petroleum Network Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

Y0017S102
(CUSIP Number)

Mercuria Asset Holdings (Hong Kong) Limited

Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JLT PH1-A0

Dubai UAE

Attn: Henry Birt or Ghazi Mahmoodzaki S. Abualsaud

Phone: +971 4445 8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 20, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Asset Holdings (Hong Kong) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
OO

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

SCHEDULE 13D

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Mercuria Energy Group Holding Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Mercuria Energy Group Holding Ltd. (“MEGH”) owns 78.8228% of the capital stock of Mercuria Energy Group Limited (“MEG”), which is 100% of the voting capital stock of MEG. Therefore, MEGH may be deemed to beneficially own the shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Oil Trading Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*Pursuant to the Memorandum of Association of Mercuria Energy Group Holding Ltd. (“MEGH”), MDJ has the right to appoint a majority of the directors to the board of directors of MEGH. Accordingly, MDJ may be deemed to beneficially own the shares which Mercuria Asset Holdings (Hong Kong) Limited (“Mercuria HK”) directly beneficially owns. Notwithstanding MDJ’s right to appoint a majority of the directors, certain actions of MEGH require the approval of 75% or 90% of the members, respectively, and therefore MDJ does not control all corporate actions of MEGH. As such, MDJ expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
MDJ Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Guernsey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
17,458,038*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
17,458,038*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,458,038*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
30.0%
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*MDJ Partnership may be deemed to beneficially own these shares as the 100% owner of the capital stock of MDJ Oil Trading Limited (“MDJ”). MDJ Partnership hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Marco Dunand
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
7,735,657*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
7,735,657*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,735,657*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.3%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Marco Dunand may be deemed to beneficially own these shares as the holder of 44.31% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. owned by MDJ Oil Trading Ltd. Marco Dunand hereby expressly disclaims beneficial ownership of such shares.

CUSIP No.	Y0017S102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Jaeggi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
6,885,450*
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
6,885,450*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,885,450*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*Daniel Jaeggi may be deemed to beneficially own these shares as the holder of 39.44% of the partnership interests in the capital stock of Mercuria Energy Group Holding Ltd. owned by MDJ Oil Trading Ltd. Daniel Jaeggi hereby expressly disclaims beneficial ownership of such shares.

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Aegean Marine Petroleum Network, Inc., a Republic of the Marshall Islands corporation (the “Issuer”). The address of the principal executive office of the Issuer is 10 Akti Kondili, 18545 Piraeus, Greece.

Item 2.	Identity and Background

This Schedule 13D is filed jointly, pursuant to a joint filing agreement attached hereto as Exhibit 1, by the persons below (each, a “Reporting Person”, and collectively, the “Reporting Persons”):

(a)-(c); (f)

1.	Mercuria Asset Holdings (Hong Kong) Limited, a company incorporated in Hong Kong with limited liability (“Mercuria HK”). Mercuria HK’s principal business address is Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates. Mercuria HK’s principal business is to hold equity participations, subsidiaries and assets as an intermediate holding company.

2.	Mercuria Energy Group Limited, a company incorporated in Cyprus with limited liability (“MEG”). MEG’s principal business address is Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates. MEG’s principal business is to hold and manage equity participations, subsidiaries and assets as ultimate parent and operational holding of the Mercuria group of companies.

3.	Mercuria Energy Group Holding Ltd, a British Virgin Islands company (“MEGH” and collectively with Mercuria HK and MEG, “Mercuria”). MEGH’s principal business address is Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates. MEGH’s principal business is to hold equity participations, principally in MEG.

4.	MDJ Oil Trading Limited, a company incorporated in Guernsey with registered number 36948 and whose registered office is at 1 Le Marchant Street, St. Peter Port, GY1 4HP, Guernsey(“MDJ”). MDJ’s principal business address is PO Box 24, 19/21 Smith Street, St. Peter Port, GY1 3 AW Guernsey. MDJ’s primary business is to hold and manage equity participations, subsidiaries and assets for MDJ Partnership.

5.	MDJ Partnership, a Guernsey partnership not formally registered (“MDJ Partnership”). MDJ Partnership’s principal business address is PO Box 24, 19/21 Smith Street, St. Peter Port, GY1 3 AW Guernsey. MDJ Partnership’s principal business is to hold equity participations, subsidiaries and assets for its partners.

6.	Marco Dunand is the Chief Executive Officer of MEG. Mr. Dunand’s address is c/o Mercuria Energy Trading S.A., 50 rue du Rhône, 1204 Geneva, Switzerland.

7.	Daniel Jaeggi is the President of MEG. Mr. Jaeggi’s address is c/o Mercuria Energy Trading S.A., 50 rue du Rhône, 1204 Geneva, Switzerland.

Set forth in the attached Annex A is a listing of the directors and executive officers of each Reporting Person, as applicable (collectively, the “Covered Persons”), and is incorporated herein by reference.

(d)-(e) Criminal or Civil Proceedings Against Reporting Persons in the Past 5 Years

During the last five years, none of the Reporting Persons, or to the best of their knowledge, any Covered Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Considerations

The shares of Common Stock were issued by the Issuer to Mercuria HK as consideration for a transaction pursuant to which MEG and its affiliates agreed to restructure the Issuer’s (and/or certain of its subsidiaries’) current debt facilities by extending certain loans and other credit facilities to the Issuer and certain of its subsidiaries, as described in Item 4. Neither MEG nor Mercuria HK paid the Issuer any cash or additional consideration in connection with its acquisition of the Common Stock.

Item 4.	Purpose of Transaction

MOU

On July 4, 2018 the Issuer and MEG entered into an Exclusivity Letter (the “MOU”) pursuant to which the issuer granted MEG the exclusive right to pursue a strategic partnership with the Issuer whereby MEG would provide the Issuer with a US$1 billion trade finance facility (or the restructuring of existing trade finance facilities) intended to support the Issuer’s existing U.S. and global businesses and, in conjunction therewith, provide increased liquidity to the Issuer of not less than US$30 million for the purpose of adding flexibility to the Issuer’s operations. In connection with the restructuring of the trade finance facilities, the Issuer would issue new shares equal to 30% of its issued and outstanding Common Stock (on a pro-forma basis) to Mercuria HK pursuant to an Investment Agreement and invite a representative of MEG to join the Issuer’s Board of Directors (the “Board”). Pursuant to the terms of the MOU, MEG has the exclusive right to pursue trade financing, hedging facility and equity participation transactions with the Issuer until January 31, 2019, subject to specified exceptions and termination events.

Debt Restructuring

As contemplated by the MOU and as previously disclosed by the Issuer in its Current Report on Form 6-K, dated August 15, 2018: (i) effective as of July 30, 2018, definitive documents were entered into pursuant to which an affiliate of MEG acquired the rights and interests of the lenders under Issuer’s global borrowing base thereby becoming the sole lender thereunder; (ii) effective as of August 2, 2018, certain terms and conditions of the global borrowing base were waived or modified pursuant to a letter agreement among the borrowers thereunder, Aegean Marine, the lender and ABN AMRO Bank N.V., as the facility agent and the collateral agent; (iii) effective as of August 13, 2018 definitive documents were entered into pursuant to which an affiliate of MEG acquired the rights and interests of the lenders under Issuer’s U.S. borrowing base thereby becoming the sole lender thereunder; and (iv) effective as of August 15, 2018, certain terms and conditions were waived or modified pursuant to a letter agreement among the borrower, the lender and ABN AMRO Capital USA LLC, administrative agent.

Investment Agreement

On August 19, 2018, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Mercuria HK, pursuant to which the Issuer issued new shares equal to 30% of the Issuer’s issued and outstanding Common Stock (on a pro-forma basis) to Mercuria HK. The shares of Common Stock were issued by the Issuer to Mercuria HK as consideration for a transaction pursuant to which MEG and its affiliates agreed to the restructuring of the Issuer’s (and/or certain of its subsidiaries’) credit facilities, as described above. Neither MEG nor Mercuria HK paid the Issuer any cash or additional consideration in connection with its acquisition of the Common Stock.

Investor Rights Agreement

On August 21, 2018, the Issuer entered into an Investor Rights Agreement (the “Investor Rights Agreement”) with Mercuria HK, pursuant to which, among other things: (i) Mercuria HK is entitled to nominate one individual to the Board; (ii) Mercuria HK agreed to vote its shares of common stock of the Issuer as directed by the Board with respect to the election of directors and other matters that are considered “routine” under the New York Stock Exchange Rule 452 pursuant to which a broker may vote shares on behalf of its clients without specific voting instructions from its clients; (iii) the Issuer agreed to prepare and file with the Securities and Exchange Commission a registration statement with respect to the Registrable Securities (as defined in the Investor Rights Agreement) within thirty (60) days of becoming eligible to file such registration statement and provided Mercuria HK and its permitted transferees the right to make no more than four (4) demands for registrations of the Registrable Securities beneficially owned by Mercuria HK; (iv) the Issuer agreed to provide Mercuria HK with preemptive rights with respect to any sales or issuances of the Issuer’s common stock; (v) Mercuria HK agreed not to acquire any securities of the Issuer or its subsidiaries such that Mercuria HK, together with its affiliates, would beneficially own more than 49% of the outstanding Common Stock, unless such acquisition occurs pursuant to the terms of an offer made by Mercuria HK to all holders of such class; and (vi) the Issuer and Mercuria HK agreed that neither party shall not, directly or indirectly publicly make any disparaging statement about the other party or its subsidiaries.

Strategic Transaction

Representatives of the Reporting Persons have from time to time engaged in discussions with members of management and the Board regarding strategy, strategic transactions, financing, operating performance and corporate expenses. Pursuant to the MOU, representatives of the Reporting Persons intend to continue these discussions with members of the Issuer’s management and the Board while also discussing a range of potential strategic transactions between the Issuer and Mercuria, including a potential acquisition by Mercuria of all or substantially all of the Issuer (whether by merger, tender offer or otherwise) that could result in the de-listing or deregistration of the Common Stock. Mercuria currently expects to conduct a further due diligence investigation of the Company in connection with its evaluation of such a potential strategic transaction. Additionally, from time to time, representatives of the Reporting Persons may engage in discussions with other current or prospective shareholders, industry analysts, existing or potential strategic partners, acquirers or competitors, investment professionals, financing sources and other third parties and conduct comprehensive due diligence on the Issuer, regarding the foregoing and a broad range of matters relating to the Issuer, including, without limitation, the Issuer’s business, operations, management, organizational documents, ownership, capital or corporate structure, dividend policy, corporate governance (including changes to the Issuer’s certificate of incorporation and/or bylaws), Board composition, management and Board incentive programs, and strategic alternatives, including the acquisition of additional Common Stock or the disposition of Common Stock held by Mercuria HK, and extraordinary corporate transactions, such as a reorganization or other sales or acquisitions of assets or businesses. Although the Issuer has granted MEG the exclusive right to pursue trade financing, hedging facility and equity participation transactions with the Issuer until January 31, 2019, subject to specified exceptions and termination events, neither the Issuer nor MEG (or any of its affiliates) is obligated to enter into or consummate any such transactions, which are subject to the negotiation and execution of definitive documentation. There can be no assurance that all or any portion of the strategic transactions described in this paragraph will be completed.

General

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position, results and strategic direction, actions taken by the Issuer’s management and the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, acquiring additional Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, “Securities”) or disposing of some or all of the Securities beneficially owned by them, in the public market or in privately negotiated transactions, entering into financial instruments or other agreements that increase or decrease the Reporting Persons’ economic exposure with respect to their investment in the Issuer without affecting their beneficial ownership of shares of Common Stock, proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The Reporting Persons and the Issuer do not intend to disclose developments with respect to the foregoing unless and until the Board and MEG (and/or certain of its affiliates) have approved a specific transaction, if any, and have then entered into a definitive agreement to effect such transaction, except as may otherwise be required by applicable law.

Item 5.	Interest in Securities of the Issuer

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 58,193,460 shares of Common Stock outstanding as of Monday, August 20, 2018.1

1 Prior to the issuance of the Common Stock by the Issuer to Mercuria HK, outstanding shares of Common Stock as of Friday, August 17, 2018 was 40,735,422 shares.

Reporting Person	Amount beneficially owned	Percent of class	Sole Power to vote or direct the vote	Shared Power to vote or direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Mercuria Asset Holdings (Hong Kong) Limited	17,458,038	30.0%	0	17,458,038	0	17,458,038
Mercuria Energy Group Limited	17,458,038	30.0%	0	17,458,038	0	17,458,038
Mercuria Energy Group Holding Ltd.	17,458,038	30.0%	0	17,458,038	0	17,458,038
MDJ Oil Trading Limited	17,458,038	30.0%	0	17,458,038	0	17,458,038
MDJ Partnership	17,458,038	30.0%	0	17,458,038	0	17,458,038
Marco Dunand	7,735,657	13.3%	0	7,735,657	0	7,735,657
Daniel Jaeggi	6,885,450	11.8%	0	6,885,450	0	6,885,450

Mercuria HK is a direct wholly-owned subsidiary of MEG, which owns all the capital stock of Mercuria HK. MEG is a direct subsidiary of MEGH, which directly owns all of the voting capital stock of MEG (owning 79.8228% of the capital stock of MEG). MDJ owns 41.07% of the capital stock of MEGH. Pursuant to the Memorandum of Association of MEGH, MDJ has the right to appoint a majority of the directors to the board of directors of MEGH. Accordingly, MDJ may be deemed to beneficially own the shares which Mercuria HK directly beneficially owns. Notwithstanding MDJ’s right to appoint a majority of the directors, certain actions of MEGH require the approval of 75% or 90% of the members, respectively, and therefore MDJ does not control all corporate actions of MEGH. As such, MDJ expressly disclaims beneficial ownership of such shares. MDJ Partnership owns 100% of MDJ. Marco Dunand and Daniel Jaeggi own 44.31% and 39.44% of MDJ Partnership’s interest in the capital stock of MEGH, respectively, and therefore may be deemed to beneficially own 13.3% and 11.8% of the shares of the Issuer, respectively. Each of Marco Dunand and Daniel Jaeggi expressly disclaim beneficial ownership of such shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 4 above summarizes certain provisions of the MOU, Investment Agreement and Investor Rights Agreement, which are incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, to the best of such Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the Common Stock and aforementioned parties, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities, that require reporting.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1:	A written agreement relating to the filing of the joint acquisition statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2:	Exclusivity Letter (MOU), by and between the Company and MEG, dated as of July 4, 2018.

Exhibit 3:	The Investment Agreement by and between the Company and Mercuria HK, dated as of August 19, 2018.

Exhibit 4:	The Investor Rights Agreement by and between the Company and Mercuria HK, dated as of August 21, 2018 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 6-K filed on August 21, 2018).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of August 31, 2018.

MERCURIA ASSET HOLDINGS (HONG KONG) LIMITED

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MERCURIA ENERGY GROUP LIMITED

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MERCURIA ENERGY GROUP HOLDING LTD.

By:	/s/ Henry Birt
Name:	Henry Birt
Title:	Director

MDJ OIL TRADING LIMITED

By:	/s/ Patrick Burki
Name:	Patrick Burki
Title:	Director

MDJ PARTNERSHIP

By:	/s/ Marco Dunand
Name:	Marco Dunand
Title:	Partner

By:	/s/ Marco Dunand
Name:	Marco Dunand

By:	/s/ Daniel Jaeggi
Name:	Daniel Jaeggi

ANNEX A

Mercuria Asset Holdings (Hong Kong) Limited

The name, citizenship and principal occupation of each of the directors and executive officers of Mercuria Asset Holdings (Hong Kong) Limited (“Mercuria HK”) are listed below.

Name	Citizenship	Principal Occupation	Principal Business Address
Henry Charles Birt	United Kingdom	Director of Mercuria HK, MEG, and MEGH, and Group Head of Audit & Internal Control of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Nikolay Valchinkovski	Bulgaria	Director of Mercuria HK and Director Treasury and Banking Governance of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Ghazi Mahmoodzaki Abdualsaud	Saudi Arabia	Director of Mercuria HK	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates

Mercuria Energy Group Limited

Mercuria Energy Group Limited (“MEG”) is managed by a board of directors. The name, citizenship and principal occupation of each of the directors, alternate directors and executive officers of Mercuria Energy Group Limited are listed below:

Name	Citizenship	Principal Occupation	Principal Business Address
Henry Charles Birt	United Kingdom	Director of Mercuria HK, MEG and MEGH, and Group Head of Audit & Internal Control of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Nikolay Valchinkovski	Bulgaria	Director of Mercuria HK and Director Treasury and Banking Governance of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Marcin Czernik	Poland	Director of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Wang Dazhuang	China	Director of MEG and MEGH	1-5-2, A Shanling Lane, Qishan Middle Road, Huanggu District, Shenyang City, People’s Republic of China
Marco Dunand	Switzerland	Director of MEG and MEGH, Group Chief Executive Officer of MEG, Partner of MDJ Partnership	50 Rue du Rhône, 1204 Geneva, Switzerland
Jin Han	United Kingdom	Director of MEG and MEGH, and Group Head of Asia of MEG	12 Marina View, #26-01, Asia Square Tower 2, Singapore 018961
Magid Nabil Shenouda	United Kingdom	Director of MEG and MEGH, Global Head of Trading of MEG, and Partner MDJ Partnership	50 Rue du Rhône, 1204 Geneva, Switzerland
Guillaume Jean Roger Vermersch	France	Director of MEG and MEGH, and Group Chief Financial Officer of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
George Hadjimichael	Cyprus	Director of MEG and MEGH	Simou Menardou 8, Ria Court 8, Office 402, Larnaca 6015, Cyprus
Francois Sornay	France	Alternate Director and Assistant Secretary of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
Daniel Jaeggi	Switzerland	Alternate Director and Group President of MEG, and Partner of MDJ Partnership	50 Rue du Rhône, 1204 Geneva, Switzerland
Hong Zhu	United Kingdom	Alternate Director and Deputy Head of Asia of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
Gabriel Petrou	Cyprus	Alternate Director of MEG	Simou Menardou 8, Ria Court 8, Office 402, Larnaca 6015, Cyprus

Mercuria Energy Group Holding Ltd.

Mercuria Energy Group Holding Ltd. (“MEGH”) is managed by a board of directors. The name, citizenship and principal occupation of each of the directors and executive officers of Mercuria Energy Group Holding Ltd. are listed below:

Name	Citizenship	Principal Occupation	Principal Business Address
Henry Birt	Switzerland	Director of Mercuria HK, MEG, and MEGH, and Group Head of Audit & Internal Control of MEG	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Nikolay Valchinkovski	Bulgaria	Director of Mercuria HK and Director Treasury and Banking Governance of MEG and MEGH	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Marcin Czernik	Poland	Director of MEGH	Podchorazych 83, 00-722 Warsaw, Poland
Marco Dunand	Switzerland	Director of MEG and MEGH, Group Chief Executive Officer of MEG, Partner of MDJ Partnership	50 Rue du Rhône, 1204 Geneva, Switzerland
Jin Han	United Kingdom	Director of MEG and MEGH, and Group Head of Asia of MEG	12 Marina View, #26-01, Asia Square Tower 2, Singapore 018961
Magid Nabil Shenouda	United Kingdom	Director of MEG and MEGH, Global Head of Trading of MEG, and Partner MDJ Partnership	50 Rue du Rhône, 1204 Geneva, Switzerland
Guillaume Jean Roger Vermersch	France	Director of MEG and MEGH, and Group Chief Financial Officer, MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
George Hadjimichael	Cyprus	Director of MEG and MEGH	Simou Menardou 8, Ria Court 8, Office 402, Larnaca 6015, Cyprus
Wang Dazhaung	China	Director of MEG and MEGH	1-5-2, A Shanling Lane, Qishan Middle Road, Huanggu District, Shenyang City, People’s Republic of China
Konstantina Kottorou	Greece	Secretary of MEGH	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates

MDJ Oil Trading Limited

MDJ Oil Trading Limited (“MDJ”) is managed by a board of directors. The name and principal occupation of each of the directors and executive officers of MDJ Oil Trading Limited are listed below:

Name	Citizenship	Principal Occupation	Principal Business Address
Andrea Pulcini	Italy	Director of MDJ	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates
Patrick Burki	Switzerland	Director of MDJ	Jumeirah Lake Towers Unit n° Almas 63-a-1 Almas Tower - Plot n° JTL-PH1-A0 - Dubai, United Arab Emirates

MDJ Partnership

MDJ Partnership (“MDJ Partnership”) is managed by the partners. The name and principal occupation of each of the partners and executive officers of MDJ Partnership are listed below:

Name	Citizenship	Principal Occupation	Principal Business Address
Marco Dunand	Switzerland	Partner of MDJ Partnership, Director of MEG and MEGH, and Group Chief Executive Officer of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
Daniel Jaeggi	Switzerland	Partner of MDJ Partnership, Alternate Director of MEG, and Group President of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland
Magid Shenouda	United Kingdom	Partner of MDJ Partnership, Director of MEG and MEGH, and Global Head of Trading of MEG	50 Rue du Rhône, 1204 Geneva, Switzerland